

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2012

<u>**Via facsimile 011 86 10 8587 0252**</u>

Mr. David Xu
Chief Financial Officer
SGOCO Group, Ltd.
Beijing Silver Tower, Room 1817
2 Dongsanhuan North Road
Chaoyang District
Beijing, China 100027

       Re: SGOCO Group, Ltd.
               Form 20-F for the fiscal year ended December 31, 2011
               Filed August 30, 2012
               File No. 1-35016

Dear Mr. Xu:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Cover Page

   1. Please revise the cover page to correct the file number from 1-35015 to 1-35016.

Item 5. Operating and Financial Review and Prospects, page 31

Analysis of Results of Operations, page 33

2. Please expand the discussion of Cost of Goods Sold on page 34 to include the amount of finished products purchased from entities now controlled by Honesty, such as Guanke.

Financial Statements

Note 21 – Sale of Honesty, page F-24

3. We note on pages 23 and 32 that you entered into a Sale and Purchase agreement to sell their 100% ownership interest in Honesty Group to Apex Flourish Group Ltd for $76 million in total consideration and that the "completion date" was November 3, 2011 and the "disposal memo" was signed in the "middle of March 2012". Please expand the disclosure on pages 23, 32, F-5, F-24 and throughout the document to clarify the chronology of these agreements and the reason you believe that the sale was effective in November 2011 rather than March 2012.

4. Please also expand the disclosure on pages 23, 32, 48 and F-22 to state the extent to which there are any relationships between you, Apex, Sun Zone, Mr. Or, Ms. Or or Ms. Wong prior to the sale of your manufacturing assets to Apex.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director